SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer's ID (CNPJ) 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Registry: 1431 - 1

EXTRACT OF THE MINUTES OF THE 115TH BOARD OF DIRECTORS' MEETING

1. VENUE: Rua Coronel Dulcídio, 800, Curitiba - PR. 2. DATE AND TIME: December 8, 2006 - at 9:00 am. 3. PRESIDING: João Bonifácio Cabral Júnior - Chairman; Rubens Ghilardi - Executive Secretary. 4. AGENDA AND RESOLUTIONS:

I. The Executive Board presented details of the Company's victory in the auction for the construction of the Mauá hydroelectric power plant;

II. The CEO presented the Company's main activities and management performance for the period between 2003 and 2006 and the Plan for 2007-2015;

III. The Company's budget for the fiscal year of 2007 was approved, by unanimous vote;

IV. The rollover of the Company's debt, through the contracting of funding proposed by Banco do Brasil, based on Resolution 2970 of the National Monetary Council, exclusively for debt payment purposes, was approved by unanimous vote;

V. The adoption of a package of measures to balance the cash positions of the wholly-owned subsidiaries was authorized by unanimous vote;

VI, The Executive Board presented a breakdown of the financial statements for the third quarter of 2006;

VII. The Executive Board provided details on the pending lawsuit regarding Foz do Chopim Energética Ltda.;

VIII. The Executive Board provided details on the negotiations with the indigenous community of Apucaraninha;

IX. The meeting schedule for the fiscal year of 2007 was approved;

X. Pursuant to article 13 of the Bylaws, the appointment of the employee Natalino das Neves, to occupy the vacant seat on the Board of Directors, until the next election was approved by unanimous vote,. The process will begin in January, and another employees' representative will be nominated for election at the Annual Shareholders Meeting of 2007 .

5. ATTENDANCE : JOÃO BONIFÁCIO CABRAL JÚNIOR - Chairman; RUBENS GHILARDI - Executive Secretary; LAURITA COSTA ROSA; LUIZ ANTONIO RODRIGUES ELIAS ROGÉRIO DE PAULA QUADROS; and SÉRGIO BOTTO DE LACERDA.

The text of the Minutes of the 115th Copel's Board of Directors Ordinary Meeting was drawn up in the Company's Book #6, filed with the Paraná State Commercial Registry under # 05/095391-5, on August 8, 2005.

RUBENS GHILARDI
Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.